Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of Basic and Diluted Earnings (Loss) per Share for the three and nine months ended September 30, 2017 and 2016:

	Three Months Ended September 30,		Nine Months Ended September 30,
amounts in thousands, except per share amounts	2017	2016	2017	2016
Net Income (Loss)	$(27,979)	$22,013	$13,633	$61,135

Basic Weighted Average Shares (1)	29,500	29,115	29,419	29,058
Effect of Common Stock Equivalents:
Assumed Exercise of Stock Options and Vesting of Stock Grants	—	1,026	587	939
Diluted Weighted Average Shares	29,500	30,141	30,006	29,997

Net Income (Loss) per Common Share:
Basic	$(0.95)	$0.76	$0.46	$2.10
Diluted	$(0.95)	$0.73	$0.45	$2.04

Anti-dilutive Shares Excluded from the Dilutive Computation	1,165	—	—	—

(1) - We completed a two-for-one stock split on January 20, 2017. All share and per share data prior to January 20, 2017 has been retroactively restated on a post-split basis.